Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless stated otherwise or dictated by context, all capitalized terms used herein but not defined shall have the meanings set forth in the Current Report on Form 8-K/A filed by Signing Day Sports, Inc., a Delaware corporation, with the U.S. Securities and Exchange Commission on September 25, 2025 (the “Form 8-K/A”).

Introduction

The following unaudited pro forma condensed combined financial information combines the historical financial position and results of operations of Signing Day Sports and One Blockchain. In deriving the pro forma statement of operations for the year ended December 31, 2024, the results of operations of One Blockchain reflect the combination of its predecessor and successor periods, as presented in its audited financial statements included as Exhibit 99.2 to the Form 8-K/A.

Description of the Proposed Transaction

On May 27, 2025, Signing Day Sports, BlockchAIn, One Blockchain, and two wholly owned subsidiaries of BlockchAIn – Merger Sub I and Merger Sub II – entered into the Business Combination Agreement to effect the Business Combination. BlockchAIn, Merger Sub I and Merger Sub II are newly formed entities for purposes of participating in the transactions contemplated by the Business Combination Agreement. Under the terms of the Business Combination Agreement, at the closing of the business combination contemplated by the Business Combination Agreement, Merger Sub I will merge with and into Signing Day Sports, with Signing Day Sports surviving as a wholly owned subsidiary of BlockchAIn, and Merger Sub II will merge with and into One Blockchain, with One Blockchain surviving as a wholly owned subsidiary of BlockchAIn. In this transaction, all outstanding Signing Day Sports common stock will be cancelled and converted into the right to receive a number of BlockchAIn common shares that will not be less than 8.5% of the BlockchAIn common shares that will be outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants). Each outstanding Signing Day Sports option and warrant will be assumed by BlockchAIn and converted into options and warrants, respectively, to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price, and each assumed option will be fully vested. All outstanding One Blockchain membership interests will be converted into the right to receive a number of BlockchAIn common shares equal to the quotient of the total number of Signing Day Sports common shares outstanding immediately prior to the Closing on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of BlockchAIn common shares that the Signing Day Sports common stock will be converted into the right to receive at the effective time of the Business Combination, subject to certain adjustments.

In addition, the Business Combination Agreement provides for the issuance of the Earnout Shares to Tiger Cloud and VCV Digital if the 2026 EBITDA equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of BlockchAIn common shares issued to the One Blockchain Securityholders at the Closing, subject to adjustment. Tiger Cloud and VCV Digital may receive up to 2,384,282 and 2,384,282 additional BlockchAIn common shares, respectively, if the Earnout Shares are issued. If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, BlockchAIn will issue to Maxim Group, as the financial advisor to One Blockchain (as the agreed consideration for advisory services provided to One Blockchain) and the designee of Maxim Partners (i) at the Closing a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value, such issuance to be in accordance with the obligations of One Blockchain under the Advisory Agreement and (ii) at such time the Earnout Shares, if any, are issued a number of BlockchAIn common shares equal to 3.5% of the Earnout Shares issued at such time. Maxim Group may receive up to 172,953 additional BlockchAIn common shares if the Earnout Shares are issued. The number of BlockchAIn common shares issued to Maxim Group will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests.

The number of BlockchAIn common shares offered in connection with the Closing is expected to be 46,444,482 (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $5.06, which is an implied value, subject to adjustment, based on the number of shares of Signing Day Sports common stock that are outstanding at the Closing and the valuation of the Combined Company as determined by negotiations between the parties to the Business Combination Agreement. The market will determine the trading price of BlockchAIn common shares after the Closing. The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $19,975,772 and $207,510,145 (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $103,755,073 and $103,755,073 (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $142,974,490 (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $7,523,164 (subject to adjustment).

The Business Combination Agreement provides that BlockchAIn may adjust the number of BlockchAIn common shares into which the Signing Day Sports common stock and the One Blockchain membership interests may be converted so long as the aggregate number of BlockchAIn common shares that the Signing Day Sports Stockholders are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American.

Upon the Closing, it is anticipated that Signing Day Sports Stockholders will become owners of approximately 8.5% of BlockchAIn, One Blockchain securityholders will become owners of approximately 88.3% of BlockchAIn, and Maxim Partners (or its designees) will become owners of approximately 3.2% of BlockchAIn.

Commitment Fee Shares Issued

On July 21, 2025, Signing Day Sports entered into a Purchase Agreement, dated as of July 21, 2025 (the “Helena Purchase Agreement”), between Signing Day Sports and Helena Global Investment Opportunities 1 Ltd. (“Helena”). Under the Helena Purchase Agreement, Signing Day Sports has the right to direct Helena to purchase up to $10 million in shares of Signing Day Sports common stock. In consideration for the execution and delivery of the Helena Purchase Agreement, Signing Day Sports issued 50,000 shares of Signing Day Sports common stock to Helena with an aggregate value of $97,000, within one business day of the date of the authorization of such issuance by the NYSE American.

Pro Forma Accounting

The unaudited pro forma condensed combined financial information has been prepared to give effect to the following:

●	Business Combination Accounting: The Business Combination Agreement of Signing Day Sports and One Blockchain will be evaluated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as a reverse acquisition with One Blockchain being deemed the accounting acquirer and Signing Day Sports being deemed the accounting acquiree for accounting purposes. Under ASC 805, One Blockchain, as the accounting acquirer, will record the assets acquired and liabilities assumed of Signing Day Sports in the transaction at their fair values as of the acquisition date;

●	Share Distribution: The issuance of BlockchAIn common shares to legacy Signing Day Sports stockholders, Maxim Partners (or its designees), and the legacy One Blockchain Securityholders, resulting in post-transaction shareholdings of approximately 8.5% of the outstanding shares (on a fully-diluted basis excluding any out-of-the-money options and warrants) by legacy Signing Day Sports stockholders, 3.5% of the total transaction enterprise value by Maxim Partners (or its designees), and the remaining percentage of outstanding shares by the legacy One Blockchain Securityholders;

●	Transaction Costs: The incorporation of certain transaction costs related to the Transactions; and

●	Earnout Shares: The initial fair value of the Earnout Shares that may be issued to the One Blockchain Securityholders and Maxim Partners (or its designees) if the specified threshold is met will be classified within equity in accordance with the provisions of FASB ASC Topic 815-40 since the Earnout Shares will be indexed to BlockchAIn common stock and BlockchAIn controls the ability to settle these instruments in shares. The estimated fair value of the Earnout Shares that may be issued to Tiger Cloud and VCV Digital will be recognized within expenses since the Earnout Shares will not be issued pro rata to all the BlockchAIn shareholders and the offsetting entry will increase shareholders’ equity. The estimated fair value of the Earnout Shares that may be issued to Maxim Partners (or its designees) will also be recognized within expenses and the offsetting entry will increase shareholders’ equity. The initial fair value of the Earnout Shares that may be issued to Tiger Cloud and VCV Digital and to Maxim Partners (or its designees) has been reflected as a transaction accounting adjustment in the pro forma combined financial statements and has increased expenses and equity by the amount of the initial fair value. Assuming that the performance conditions relating to the issuance of the Earnout Shares will be satisfied, and that no adjustments are made to the number of BlockchAIn common shares issued to VCV Digital and Tiger Cloud, the weighted average number of shares would increase by 4,941,517 shares.

The accompanying unaudited pro forma condensed combined balance sheets as of June 30, 2025 were prepared as if the Business Combination had occurred on June 30, 2025, and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the fiscal year ended December 31, 2024 were prepared as if the Business Combination had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following:

●	The audited consolidated financial statements of Signing Day Sports included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 11, 2025, as amended on August 6, 2025.

●	The unaudited financial statements of Signing Day Sports for the six months ended June 30, 2025 included in its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2025, which was filed with the SEC on August 12, 2025.

●	The audited financial statements of One Blockchain for the year ended December 31, 2024 attached as Exhibit 99.2 to the Form 8-K/A, which present predecessor and successor activity in the statements of operations for that period.

●	The unaudited financial statements of One Blockchain for the six months ended June 30, 2025 attached as Exhibit 99.3 to the Form 8-K/A.

●	The sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Signing Day Sports’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 11, 2025, as amended on August 6, 2025, and Signing Day Sports’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, which was filed with the SEC on August 12, 2025.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. It is not necessarily, and should not be assumed to be, indicative of the actual results that would have been achieved had the business combination been completed as of the dates indicated or that may be achieved in the future. In addition, the pro forma combined financial information does not consider potential effects of changes in market conditions, anticipated synergies, operating efficiencies, tax benefits, or other factors. The preliminary allocation of the pro forma purchase price is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon the consummation of the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
	June 30, 2025
					(Unaudited)
Assets

Cash and cash equivalents	$656,707	$1,457	$-		$658,164
Accounts Receivable	23,217	148,942	-		172,159
Accounts Receivable - related party	-	1,106,451	-		1,106,451
Loan receivable - related party	-	49,169	-		49,169
Prepaid expenses	50,000	-	-		50,000
Other current assets	-	23,151	97,000	G	120,151
Total current assets	729,924	1,329,170	97,000		2,156,094

Property, plant and equipment, net	10,565	9,331,416	-		9,341,981
Internally developed software, net	556,570	-	-		556,570
Operating lease right of use asset, net	89,912	135,415	-		225,327
Intangible assets, net	3,667	4,851,136	6,034,295	A	10,889,098
Other non-current assets	34,232	-	-		34,232
Total assets	$1,424,870	$15,647,137	$6,131,295		$23,203,302

Liabilities and Stockholders’ Equity

Liabilities:
Accounts payable/accrued expenses	$960,916	$2,039,670	$-		$3,000,586
Accrued liabilities	-	-	926,300	H	926,300
Deferred revenue/contract liabilities	2,397	28,063	-		30,460
Loans payable - related party	-	18,750	-		18,750
Accounts payable- related party	-	470,305	-		470,305
Current operating lease right of use liability	92,404	108,147	-		200,551
Current portion of consideration payable	-	1,068,837	-		1,068,837
Other current liabilities	-	247,624	-		247,624
Total current liabilities	1,055,717	3,981,396	926,300		5,963,413

Consideration payable, net of current portion	-	1,263,163	-		1,263,163
Noncurrent operating lease liability	8,042	27,269	-		35,311
Total liabilities	1,063,759	5,271,828	926,300		7,261,887

Stockholders’ equity:
Common stock	391	-	(391)	A
			4,101	B
			395	B
			149	B
			5	G	4,650
Additional paid-in capital	28,255,297	-	(11,489,227)	A
			7,725,074	C
			280,184	D
			128,053	E
			2,408,602	F
			96,995	G	27,404,977
Subscription receivable	(11)		11	A	-
Retained earnings (accumulated deficit)	(27,894,566)	-	27,894,566	A	-
			(926,300)	H
	-	-	(7,725,074)	C
			(280,184)	D
			(128,053)	E
			(2,408,602)	F	(11,468,212)
Other comprehensive income	-	-	-		-
Members equity and retained earnings	-	10,375,309	(10,375,309)	A	-
Total stockholders’ equity	361,111	10,375,309	5,204,995		15,941,415

Total liabilities and stockholder’s equity	$1,424,870	$15,647,137	$6,131,295		$23,203,302

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
					(Unaudited)

Revenues, net	$215,164	$9,244,269	$-		$9,459,433
Cost of services	19,659	7,469,329	-		7,488,988

Gross profit	195,505	1,774,940	-		1,970,445

Operating costs and expenses:
Advertising and marketing	1,136	-	-		1,136
General and administrative	2,614,154	1,533,346	-		4,147,500
Depreciation and amortization	-	356,981	-		356,981
Total operating expenses	2,615,290	1, 890,327	-		4,505,617
Operating income (loss)	(2,419,785)	(115,387)	-		(2,535,172)

Other income (expense)
Interest expense	(20,994)	(5,360)	-		(26,354)
Interest income	10,621	-	-		10,621
Late fee income	-	-	-		-
Deferred tax income, net	-	-	-		-
Change in fair value of derivative and gain on warrant exercise	10,764	-	-		10,764
Other income (expense), net	209,716	67,714	-		277,430
Total other income (expense)	210,107	62,354	-		272,461
Income (loss) before taxes	(2,209,678)	(53,033)	-		(2,262,711)

Income tax benefit (provision)	-	-	-		-
Net loss	$(2,209,678)	$(53,033)	-		$(2,262,711)

Weighted Average Common shares outstanding - basic	2,644,332	-	-	I	46,444,482
Weighted Average Common shares outstanding - diluted	2,644,332	-	-	I	46,444,482

Net loss per common share - basic	$(0.84)	-	-		$(0.05)
Net loss per common share - diluted	$(0.84)	-	-		$(0.05)

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Signing Day Sports, Inc.	One Blockchain LLC	Transaction Accounting Adjustments	Note 3	BlockchAIn Digital Infrastructure, Inc.
					(Unaudited)

Revenues, net	$615,551	$22,904,323	$-		$23,519,874
Cost of services	200,802	14,719,608	-		14,920,410

Gross profit	414,749	8,184,715	-		8,599,464

Operating expenses:
Advertising and marketing	94,814	-	-		94,814
General and administrative	7,813,759	1,706,278	926,300	J
			128,053	L
			2,408,602	M
			280,184	N
			7,725,074	K	20,988,249
Depreciation and amortization	-	828,846	-		828,846
Total operating expenses	7,908,573	2,535,124	11,468,212		21,911,909
Operating income (loss)	(7,493,824)	5,649,591	(11,468,212)		(13,312,445)

Other income (expense)
Interest expense	(787,564)	-	-		(787,564)
Interest income	13,165	-	-		13,165
Deferred tax income, net	(65,000)	-	-		(65,000)
Change in fair value of derivative and gain on warrant exercise	332,325	-	-		332,325
Other income (expense), net	(725,054)	720	-		(724,334)
Total other income (expense)	(1,232,128)	720	-		(1,231,408)
Income (loss) before taxes	(8,725,952)	5,650,311	(11,468,212)		(14,543,853)

Income tax benefit (provision)	-	-	-		-
Net loss	$(8,725,952)	$5,650,311	$(11,468,212)		$(14,543,853)

Weighted Average Common shares outstanding - basic	426,931	-	-	I	46,444,482
Weighted Average Common shares outstanding - diluted	426,931	-	-	I	46,444,482

Net loss per common share - basic	$(20.44)	-	-		$(0.31)
Net loss per common share - diluted	$(20.44)	-	-		$(0.31)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheets as of June 30, 2025 were prepared as if the Business Combination had occurred on June 30, 2025, and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the fiscal year ended 2024 were prepared as if the Business Combination had occurred as of January 1, 2024. These unaudited pro forma condensed combined financial statements do not include adjustments for potential synergies, restructuring activities, or other anticipated cost savings.

The Closing is contingent upon the satisfaction or (where permissible) waiver of certain conditions, obtaining stockholder approval and the clearance of an initial listing application by NYSE American or other national securities exchange. As of the date of the Form 8-K/A, these conditions have not been satisfied or (where permissible) waived, and the Closing has not occurred. Additionally, purchase consideration and the fair value of the net assets acquired have not been fully determined. The amounts reflected in the pro forma financial statements for the purchase consideration and fair value of net assets acquired are preliminary and subject to adjustment upon the completion of the fair value measurement process. The final determination of fair value may result in significant changes to goodwill, depreciation expense and amortization expense for the periods presented. Any impacts from deferred taxes included in the pro forma financial information are preliminary and subject to adjustment. The final determination of the deferred taxes may result in significant changes to goodwill and income tax expense for the periods presented, as the measurement of deferred tax assets and liabilities is dependent on further evaluation of the tax basis of assets acquired and liabilities assumed, as well as applicable tax rates and laws in effect at the time of the Closing.

The following table summarizes the shares of Signing Day Sports common stock outstanding immediately prior to the consummation of the Business Combination:

Common Shares
Signing Day Sports, Inc. stockholders	3,947,781

The following table summarizes the pro forma BlockchAIn common shares outstanding immediately after the Closing of the Business Combination, assuming that no adjustments are made to the number of BlockchAIn common shares issued to the One Blockchain Securityholders, excluding the potential dilutive effects of the Earnout Shares and outstanding options and warrants, and BlockchAIn common shares issued to VCV Digital and Tiger Cloud:

Common Shares
Signing Day Sports, Inc. stockholders	3,947,781
One Blockchain LLC securityholders	41,009,910
Maxim Partners LLC (or its designees)	1,486,791
Total	46,444,482

NOTE 2. PURCHASE PRICE ALLOCATION

The preliminary purchase price for Signing Day Sports is as follows:

June 30, 2025
Number of shares outstanding owned by Signing Day Sports stockholders	3,947,781
Multiplied by the price per share of Signing Day Sports common stock	$1.62
Preliminary purchase consideration based on Signing Day Sports shares outstanding	$6,395,406

When accounting for a reverse acquisition, the consideration transferred is measured using the most reliably measured fair value. As a publicly traded company on the NYSE American, Signing Day Sports shares are more reliably measurable than BlockchAIn common shares or One Blockchain membership interests. On August 12, 2025, the last reported sale price of the Signing Day Sports common stock on the NYSE American was $1.62 per share, which was determined to be the most recent practicable date. Accordingly, a stock price of $1.62 per share was used in accounting for the acquisition.

As of the date of these unaudited pro forma condensed combined financial statements, BlockchAIn has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Signing Day Sports’ assets to be acquired and liabilities to be assumed. A final determination of the fair value of Signing Day Sports’ assets and liabilities will be based on the information and assumptions that exist as of the date of the Closing, and, therefore, cannot be made prior to the acquisition date. Certain valuations and assessments, including valuations of property, plant and equipment, intangible assets, other assets and contract liabilities are in process. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. Upon completion of the acquisition, a final determination of fair value of Signing Day Sports’ assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will be reflected in the actual reporting by BlockchAIn subsequent to the Closing. The final purchase price allocation may be materially different than that reflected in the pro forma allocation presented below.

The following table provides the Signing Day Sports common stock price sensitivity analysis for the potential impact of variations to the estimated purchase price:

Signing Day Sports Common Stock Price Sensitivity Analysis	Signing Day Sports Common Stock Price	Estimated preliminary purchase consideration
As presented in the unaudited pro forma condensed combined financial statements	$1.62	$6,395,406
A 5% increase in Signing Day Sports common stock price	$1.70	$6,711,229
A 10% increase in Signing Day Sports common stock price	$1.78	$7,027,051
A 5% decrease in Signing Day Sports common stock price	$1.54	$6,079,584
A 10% decrease in Signing Day Sports common stock price	$1.46	$5,763,761

The preliminary fair values of the assets acquired, and liabilities assumed as of the applicable assumed acquisition date are as follows:

Preliminary allocation of purchase consideration	June 30, 2025
Cash and cash equivalents	$656,707
Accounts Receivable	23,217
Loan receivable - related party	-
Prepaid expenses	50,000
Other current assets	-
Property, plant and equipment, net	10,565
Internally developed software, net	556,570
Operating lease right of use asset, net	89,912
Intangible assets, net	6,037,962
Other non-current assets	34,232
Total assets acquired	7,459,165

Accounts payable/accrued expenses	960,916
Deferred revenue/contract liabilities	2,397
Lease liability	100,446
Total liabilities assumed	1,063,759
Net assets acquired	$6,395,406

NOTE 3. PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements reflect the following:

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Balance Sheet

A-	Adjustments to recognize the excess consideration to net assets acquired and to reflect the issuance of BlockchAIn common shares as a new entity and the elimination of Signing Day Sports’ and One Blockchain’s historical equity balances.

B-	Reflects the par value of BlockchAIn common shares to be issued to the One Blockchain Securityholders, the Signing Day Sports Stockholders, and Maxim Partners (or its designees).

C-	Represents the initial fair value of the Earnout Shares of $7,725,074 that will be issued to Tiger Cloud and VCV Digital if the specified threshold is met, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings.

D-	Represents the portion of the fair value relating to the Earnout Shares that will be issued to Maxim Partners (or its designees) if the specified threshold is met, amounting to $280,184, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings.

E-	Reflects non-recurring compensation expense of $128,053 related to the accelerated vesting of equity awards granted to employees of Signing Day Sports.

F-	Reflects the increase in additional paid-in capital with the estimated fair value of the 1,486,791 BlockchAIn common shares expected to be issued at the time of the Business Combination to Maxim Partners (or its designees) as compensation under the Advisory Agreement with One Blockchain amounting to $2,408,602.

G-	Pursuant to the Helena Purchase Agreement, Signing Day Sports issued 50,000 shares of Signing Day Sports common stock to Helena, valued at $97,000, as a commitment fee. For purposes of the unaudited pro forma condensed consolidated balance sheet, this issuance is reflected as an increase to Other Assets to recognize deferred financing costs, and a corresponding increase to Stockholders’ Equity (Common Stock and Additional Paid-In Capital). The shares are considered fully earned upon execution of the Helena Purchase Agreement and are assumed to have been issued as of the pro forma balance sheet date.

H-	Non-recurring One Blockchain expenses related to transaction costs of approximately $701,300 for legal, audit and other professional service provider expenses, $75,000 for regulatory filing fees, and $150,000 for miscellaneous costs to be paid by One Blockchain at Closing that were not accrued as of June 30, 2025.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

I-	The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of BlockchAIn common shares outstanding, assuming that the Business Combination occurred on January 1, 2024, and that no adjustments are made to the number of BlockchAIn common shares issued to VCV Digital and Tiger Cloud. Because the Earnout Shares are contingently issuable based upon BlockchAIn reaching specified thresholds that have not yet been achieved, the Earnout Shares have been excluded from basic and diluted pro forma net profit per share.

Signing Day Sports shares at the time of the business combination	3,947,781
In Connection with the Business Combination:
Elimination of Signing Day Sports shares	(3,947,781)
Issuance of BlockchAIn common shares to Signing Day Sports stockholders	3,947,781
Issuance of BlockchAIn common shares to One Blockchain members	41,009,910
Issuance of BlockchAIn common shares to Maxim Partners (or its designees)	1,486,791
BlockchAIn common shares outstanding at closing	46,444,482

J-	Non-recurring One Blockchain expenses related to transaction costs of approximately $701,300 for legal, audit and other professional service provider expenses, $75,000 for regulatory filing fees, and $150,000 for miscellaneous costs to be paid by One Blockchain at Closing that were not accrued as of June 30, 2025.

K-	Represents other expenses amounting to $7,725,074 relating to the fair value of the Earnout Shares that will be issued to Tiger Cloud and VCV Digital (also refer to adjustment C).

L-	Reflects non-recurring compensation expense of $128,053 related to the accelerated vesting of equity awards granted to employees of Signing Day Sports (also refer to adjustment E).

M-	Reflects the increase in additional paid-in capital with the estimated fair value of the 1,486,791 BlockchAIn common shares expected to be issued at the time of the Business Combination to Maxim Partners (or its designees) as compensation under the Advisory Agreement with One Blockchain amounting to $2,408,602 (also refer to adjustment F).

N-	Represents the portion of the fair value relating to the Earnout Shares that will be issued to Maxim Partners (or its designees) if the specified threshold is met, amounting to $280,184, which has been reflected within stockholders’ equity in the unaudited pro forma combined balance sheet as an increase in additional paid-in capital and a decrease in retained earnings (also refer to adjustment D).

NOTE 4. ACCOUNTING POLICIES

Management has performed a preliminary review of the accounting policies of Signing Day Sports and One Blockchain and has determined that no material adjustments are necessary at this time. However, finalization of the purchase accounting may result in certain adjustments upon further analysis and these adjustments may be material.